Exhibit 99.1

On April 21, 2013, ABB Ltd, a corporation organized under the laws of Switzerland (the “Reporting Person”), Verdi Acquisition Corporation, a newly formed Delaware corporation and indirect wholly owned subsidiary of the Reporting Person (“Merger Sub”) and Power-One, Inc. (the “Issuer”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Reporting Person would acquire all of the outstanding equity interests of the Issuer.  Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as an indirect wholly owned subsidiary of the Reporting Person.

In connection with the Merger Agreement, certain stockholders of the Issuer (the “Stockholders”) entered into a Voting Agreement (the “Voting Agreement”) with the Reporting Person.  Pursuant to the Voting Agreement, each Stockholder, among other things, (a) agreed to vote all its shares of common stock of the Issuer (the “Common Stock”) and of the Series C Junior Participating Convertible Preferred Stock (the “Series C Preferred Stock”) (i) in favor of the Merger, including the adoption of the Merger Agreement, all other transactions contemplated by the Merger Agreement  and any other matters that must be approved by the stockholders of the Issuer in order to consummate the  transactions contemplated by the Merger Agreement and (ii) against any and all alternative proposals; (b) agreed it shall not, and shall cause its representatives not to, directly or indirectly solicit, initiate, knowingly encourage or facilitate or take certain other actions with respect to, any alternative proposals; (c) agreed to convert a portion of its shares of Series C Preferred Stock into shares of Common Stock (provided that the number of shares of Common Stock issuable pursuant to such conversion shall not exceed such number of shares of Common Stock, the issuance of which would require approval by the stockholders of the Issuer under the applicable rules of the NASDAQ Stock Market) and (d) agreed to certain transfer restrictions with respect to its shares of Common Stock, shares of Series C Preferred Stock and certain warrants to acquire Company Stock (the “Warrants”, and the aggregate shares of Common Stock held by the Stockholders, including those issuable upon the conversion of the Series C Preferred Stock and the exercise of the Warrants, the “Subject Shares”).  As a result of the execution of the Voting Agreement, the Reporting Person may be deemed to have acquired beneficial ownership of the Subject Shares.

The Subject Shares, which assuming full exercise of the Warrants and conversion of the Series C Preferred Stock represent a total of 53,144,444 shares of Common Stock, are currently held as follows: (i) 17,500,000 shares of Common Stock, (ii) 36,375 shares of Series C Preferred Stock, which are convertible into 26,944,444 shares of Common Stock, and (iii) the Warrants, which are exercisable for 8,700,000 shares of Common Stock.  Such 53,144,444 shares of Common Stock represent approximately 33.7% of the outstanding shares of Common Stock of the Issuer as of April 15, 2013 based upon 122,104,193 shares of Common Stock outstanding as of such date (as represented by the Issuer in the Merger Agreement) and assuming full conversion of the Series C Preferred Stock and exercise of the Warrants.

Notwithstanding their ownership of the Subject Shares, the Stockholders’ voting power is limited to not more than 19.9% of the voting power of the Issuer.  As a result of the execution of the Voting Agreement, the Reporting Person may be deemed to share with the Stockholders the power to vote, or to direct the vote of, the portion of the Subject Shares constituting up to 19.9% of the voting power of the Issuer (or a maximum of 25,987,808 shares of Common Stock based upon 122,104,193 shares of Common Stock outstanding as of April 15, 2013 (as represented by the Issuer in the Merger Agreement)) solely with respect to those matters described in the second paragraph of this Exhibit and in the Voting Agreement

The Reporting Person hereby disclaims that it constitutes a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Stockholders and hereby disclaims beneficial ownership of any shares of Common Stock beneficially owned by the Stockholders or any of their affiliates including, without limitation, the Subject Shares.

The Reporting Person has no pecuniary interest in any shares of Common Stock of the Issuer including, without limitation, the Subject Shares, and the filing of this Form 3 shall not be deemed an admission that the Reporting Person is the beneficial owner of any shares of Common Stock of the Issuer for purposes of Section 16 of the Exchange Act or for any other purpose.